March 15, 2012

Mr. Terry French

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Reference: Nettalk.com, Inc. Form 10 K for the fiscal year ended September 30, 2011, filed December 22, 2011.

We are in receipt of your letter dated March 14, 2012 regarding our Form 10 K filing. In response to your item relating to “Revenue recognition”, page 17, note following:

Revenue recognition

We derive revenue from (i) product sales and (ii) telecom services. All revenues are recognized in accordance with ASC 605, Revenue Recognition and SAB 104 as follows: we recognized revenues when evidence of an arrangement exists, in the case of products, when the product is shipped to a customer, or in the case of telecom services, when the service is used by the consumer, when the fee is fixed or determinable and finally when we have concluded that amounts are collectible from the customers. Shipping costs billed to customers are included as a component of product sales. The associated cost of shipping is included as a component of cost of product sales.

Operating revenue consist of customer equipment sales of our main product the NetTalk DUO (“DUO”), telecommunication service revenues and shipping and handling revenues.

Our DUO provides for revenue recognition from the sale of the device and from the sale of telephone service. The initial year of telephone service is included on the sale price at time of sale and billed subsequently thereafter. Therefore, revenue recognition on our DUO is fully recognized at the time of our customer equipment sale, the one year telephone service is amortized over 12 month cycle.  Subsequent renewals of the annual telephone service are amortized over the corresponding 12 months cycle.

Nettalk (continue)

International calls are billed as earned from our customers.  International calls are prepaid and customers account is debited as minutes are used and earned”.

We do allow for returns of our product, as follows:

We offer a 30 day return policy . Customers must call our technical support center and request a Return Merchandise Authorization (RMA) and once issued a number is assigned to the RMA. Customer will return the product using the services of United State Post Office and UPS. Customer is refunded full purchase price upon issuance of RMA number.

We offer our retailers the right to return any unsold merchandise from their orders. We estimate potential returns under the arrangements at point of sale.

This is in compliance with current GAAP rules and regulations and also in compliance with ASC 605 – 25 guidelines.

Our “Revenue recognition” policies and procedures are discussed on page 17, of our Form 10 K for year ended September 30, 2011, filed on December 22, 2011.

We attest to the following items, as follows:

We are responsible for the adequacy and accuracy of the disclosure in our filing of Form 10 K at September 30, 2011.

We understand that staff comments or changes to disclosure do not foreclosed the Commission from taking any action with respect to our filing; and

We do not and will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please review our response and let us know if you need additional information.

Sincerely,

Guillermo Rodriguez, CFO